GSR II METEORA ACQUISITION CORP.

840 Park Drive East

Boca Raton, Florida 33434

February 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Victor Rivera Melendez

Re:	GSR II Meteora Acquisition Corp.

Registration Statement on Form S-1

File No. 333-261965

Dear Mr. Melendez:

GSR II Meteora Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on February 24, 2022 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

GSR II METEORA ACQUISITION CORP.

By:	/s/ Gus Garcia
Gus Garcia
Co-Chief Executive Officer

Cc:	Lewis Silberman, GSR II Meteora Acquisition Corp.

Steven Stokdyk, Latham & Watkins LLP

Philip Dear, Latham & Watkins LLP